Consent of Independent Registered Public Accounting Firm
The Board of Directors
Kennedy-Wilson Holdings, Inc.:
We consent to the incorporation by reference in the registration statement on Form S-8 of Kennedy-Wilson Holdings, Inc. of our reports dated February 26, 2018, with respect to the consolidated balance sheets of Kennedy-Wilson Holdings, Inc. and subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of operations, equity, cash flows, and comprehensive income for each of the years in the three-year period ended December 31, 2017, and the related financial statement schedules III and IV, and the effectiveness of internal control over financial reporting as of December 31, 2017, which reports appear in the December 31, 2017 annual report on Form 10-K of Kennedy-Wilson Holdings, Inc.

/s/ KPMG LLP
Los Angeles, California
January 24, 2019